October 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Jennifer Angelini
Mr. Sergio Chinos

	Re:	Monster Beverage Corporation
Form 10-K for the Year Ended December 31, 2020
Filed March 1, 2021
File No. 001-18761

 Dear Ms. Angelini and Mr. Chinos:

This letter is being furnished on behalf of Monster Beverage Corporation (the “Company”) in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 21, 2021, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 that was filed with the Commission on March 1, 2021 (the “2020 Form 10-K”) (File No. 001-18761).

The text of the Staff’s comment has been included in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.  For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

Annual Report on Form 10-K

General

1.	We note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

Response:

In response to the Staff’s comment, the Company advises the Staff that the Company considered the Commission’s disclosure rules related to climate change and the Commission’s interpretive guidance from February 8, 2010 in preparing the Company’s 2020 Form 10-K, as reflected therein. The Company’s 2020 Form 10-K was filed with the Commission on March 1, 2021, whereas the Company’s first ever Sustainability Report (the “Sustainability Report”), was not completed and not published on the Company’s website until August 6, 2021. Most of the climate-related information included in the Sustainability Report, such as global energy consumption and greenhouse gas emissions, was not available at the time of the filing of the 2020 Form 10-K. The Company’s subsequent obtaining of information for, and publication of, the Sustainability Report, did not affect the Company’s view that the 2020 Form 10-K complied with the requirements of such Form and did not omit any climate-related disclosure material to investors in the context of such requirements.

As indicated in the Sustainability Report, certain information included in the Sustainability Report is based upon the sustainability and reporting framework of the Sustainability Accounting Standards Board (SASB) for the Non-Alcoholic Beverages industry of the Food and Beverage sector. Accordingly, the information included in the Sustainability Report was not based on disclosure requirements for an Annual Report on Form 10-K, and inclusion of information in the Sustainability Report is not an indication that, nor as indicated above does the Company believe that, such information is material to investors in the context of, or required to be disclosed in the 2020 Form 10-K.

The Company acknowledges the Staff’s comment and in future filings, as applicable, will continue to consider disclosure in its periodic reports of additional climate-related information included in its sustainability reports.

2.	Your CSR report and filing refer to certain climate-related projects. If material, please quantify past and/or future capital expenditures for climate-related projects.

Response:

In response to the Staff’s comment, the Company advises the Staff that the Company has had no material capital expenditures for climate-related projects for the periods covered in the 2020 Form 10-K and through the date of this letter. Future capital expenditures for climate-related projects referred to in the Sustainability Report are also not expected to be material.

The Company acknowledges the Staff’s comment and in future filings, if applicable and material, will quantify capital expenditures for climate-related projects.

3.	To the extent applicable and if material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

Response:

In response to the Staff’s comment, the Company advises the Staff that the Company has, through the date of this letter, not purchased or sold any carbon credits or offsets.

The Company acknowledges the Staff’s comment and in future filings, to the extent applicable and if material, will disclose the purchase and sale of carbon credits or offsets and any material effects on the Company’s business, financial condition and results of operations.

We appreciate the Staff’s time and attention and we hope that the foregoing has been responsive to the Staff’s comment.  If you have any further questions or need any additional information, please feel free to contact the undersigned at (951) 739-6200 at your convenience.

Sincerely,

/s/ Hilton H. Schlosberg
Hilton H. Schlosberg
Vice Chairman of the Board of Directors and
Co-Chief Executive Officer

cc: Farzad F. Damania
Katten Muchin Rosenman LLP